UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) March 1, 2023

The iRemedy Healthcare Companies, Inc.

(Exact name of issuer as specified in its charter)

Delaware	26-0255855
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

7118 South Kanner Highway

Stuart, Florida 34997

(Full mailing address of principal executive offices)

(407) 395-4283

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 7.	Departure of Certain Officers.

On March 1, 2023, Kevin Cheung resigned from his position as the Chief Financial Officer of The iRemedy Healthcare Companies, Inc. (the “Company”) with such resignation effective as of March 31, 2023. Mr. Cheung was appointed as the Company’s Chief Financial Officer in May of 2022. Mr. Cheung’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE IREMEDY HEALTHCARE COMPANIES, INC.

By:	/s/ Anthony Paquin
Anthony Paquin
Chief Executive Officer (principal executive officer)

Date: April 13, 2023